August 26, 2011
Via EDGAR
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 2561
Washington, DC 20549

Re:	lululemon athletica inc. Form 10-K for the Fiscal Year Ended January 30, 2011 Filed March 17, 2011 Definitive Proxy Statement on Schedule 14A Filed April 29, 2011 File No. 001-33608
Dear Mr. Reynolds:
This letter is submitted on behalf of lululemon athletica inc. (the “Company”) in response to the oral comment provided by Edwin Kim on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s 10-K for the fiscal year ended January 30, 2011 (filed March 17, 2011) (the “Form 10-K”) and Definitive Proxy Statement (filed April 29, 2011) (the “Proxy Statement”). The Company hereby confirms that, in the event the Compensation Committee of the Company’s Board of Directors makes adjustments to the corporate and/or individual performance goals of the Company’s Executive Bonus Plan to take into account certain extraordinary and/or non-recurring events, the Company will provide explanatory disclosure in its future filings with respect to such adjustments pursuant to Item 402(b)(2)(vi) of Regulation S-K.
The Company appreciates the Staff’s attention to the review of the Form 10-K and Proxy Statement. Please contact me at (604) 732-6124 or Michael Hutchings of DLA Piper LLP (US) at (206) 839-4800 if you have any questions about this letter.
Sincerely,
/s/ Christine M. Day
Christine M. Day
Chief Executive Officer
lululemon athletica inc.

cc:	Mr. Jim Lopez (SEC Division of Corporate Finance) Mr. John E. Currie (lululemon athletica inc.) Mr. David Negus (lululemon athletica inc.) Mr. Michael Hutchings (DLA Piper LLP (US))